UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16
OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of September 2008

Commission File Number: 0-30628

ALVARION LTD.

(Translation of registrant’s name into English)

21A Habarzel Street, Tel Aviv 69710, Israel

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐ No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-___________

The following are included in this report on Form 6-K:

Exhibit	Description	Sequential Page Number

1.	Press release on Neotel Brings High Speed Broadband to Macedonia using Alvarion's Mobile WiMAX TM Solution. Dated September 8th, 2008	4

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: September 8th, 2008	ALVARION LTD. By: /s/ Efrat Makov —————————————— Efrat Makov CFO

EXHIBIT 1

Contacts
Efrat Makov, CFO	Claudia Gatlin, Investor Relations
+972-3-645-6252	+212-830-9080
+760-517-3187	claudia.gatlin@alvarion.com
efrat.makov@alvarion.com

FOR IMMEDIATE RELEASE

Neotel Brings High Speed Broadband to Macedonia using
Alvarion’s Mobile WiMAX™ Solution

Nationwide deployment with Alvarion’s 4Motion® solution for
enhanced coverage and capacity

Tel Aviv, Israel, September 8, 2008 – Alvarion® Ltd. (NASDAQ:ALVR), the world’s leading provider of WiMAX™ and wireless broadband solutions, today announced that Neotel, a leading company in electronic communication, is deploying Mobile WiMAX™ throughout Macedonia using Alvarion’s 4Motion solution. The network, operating in the 3.5 GHz frequency, will provide business and residential users with advanced broadband data and voice services, offering high quality and easily available Internet access at affordable rates. Alvarion’s partner for this WiMAX project is Neocom.

Adopting WiMAX as its preferred technology, Neotel plans to launch the network services to the general public in September 2008 and complete deployment of the Macedonian commercial network by December 2009, resulting in full data and voice service delivery. Neotel is the first WISP (Wireless Internet Service Provider) in Macedonia that operates a licensed WiMAX frequency band countrywide, and offers competitive package deals for the various services in its portfolio.

“As a customer oriented company, we are pleased to offer our subscribers the advantages of Mobile WiMAX and allow them quick and simple access to voice and broadband data,” said Trajce Cerepnalkovski CEO of Neotel. “Looking for maximum investment protection we selected Alvarion’s technology, knowing that our investment in its high performance equipment will enable continuous and reliable connectivity, answering the growing needs of our customers on both a personal and business level. The residents of Macedonia will be able to choose the best service package tailored to their specific needs.”

“It is rewarding to be recognized by the market for our 802.16e technology leadership, and we are proud to be chosen through a competitive bidding process by an innovative company such as Neotel once again,” said Tzvika Friedman, President and CEO of Alvarion. “Using our 4Motion solution, Neotel can offer mobile Internet service to residents at competitive prices and short installation times. Mobile WiMAX is the best technology to deliver higher capacity and extended coverage through a wireless medium.”

Alvarion’s end-to-end 4Motion solution is the foundation of the company’s OPEN™ WiMAX ecosystem, which combines BreezeMAX® and other best-in-class systems. A complete all-IP Mobile WiMAX solution, 4Motion is designed to enable service providers to offer subscribers fixed and mobile personal broadband services, comprised of core network, radio and IP networking elements and end-devices, anytime, anywhere.

About Neotel
Neotel is one of the leading companies on the electronic communication market in Skopje and Macedonia. We started as Internet Service Provider in 2004 and today our activities have spread throughout various fields concerning telecommunication, Fix Voice operation, computer networks, web and mail hosting, security and privacy in the Internet world, audio and video streaming. Our goal is to supply high quality and available communication services for clients in The Republic of Macedonia and abroad. We are particularly proud with the flexibility of our services and the adaptability on each costumer individually, through creative solutions that our professional team of engineers can offer. Our goals on the market are business clients and companies, and soon our services will be adapted for the home users as well. Neotel works with professional optical and wireless network in Skopje and The Republic of Macedonia, based on the most modern technology. The telecommunication equipment under which we operate is produced and services by the leading companies on that field worldwide. The technical support we offer is 24 hours a day, 7 days a week (www.neotel.com.mk).

About Alvarion
Alvarion is the largest WiMAX pure player ensuring customer long-term success with fixed and mobile solutions for the full range of frequency bands. Based on its OPEN™ WiMAX strategy, the company offers superior wireless broadband infrastructure and an all-IP best-of-breed ecosystem in cooperation with its strategic partners. Alvarion has delivered over 200 commercial WiMAX deployments worldwide (www.alvarion.com).

This press release contains forward-looking statements within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995. These statements are based on the current expectations or beliefs of Alvarion’s management and are subject to a number of factors and uncertainties that could cause actual results to differ materially from those described in the forward-looking statements. The following factors, among others, could cause actual results to differ materially from those described in the forward-looking statements: the failure of the market for WIMAX products to develop as anticipated; Alvarion’s inability to capture market share in the expected growth of the WIMAX market as anticipated, due to, among other things, competitive reasons or failure to execute in our sales, marketing or manufacturing objectives; inability to further identify, develop and achieve success for new products, services and technologies; increased competition and its effect on pricing, spending, third-party relationships and revenues; as well as the inability to establish and maintain relationships with commerce, advertising, marketing, and technology providers and other risks detailed from time to time in the Company’s 20-F Annual Report Risk Factors section as well as in other filings with the Securities and Exchange Commission.

Information set forth in this press release pertaining to third parties has not been independently verified by Alvarion and is based solely on publicly available information or on information provided to Alvarion by such third parties for inclusion in this press release. The web sites appearing in this press release are not and will not be included or incorporated by reference in any filing made by Alvarion with the Securities and Exchange Commission, which this press release will be a part of.

You may request Alvarion’s future press releases or a complete Investor Kit by contacting Kika Stayerman, kika.stayerman@alvarion.com or +972.3.767.4159.

“WiMAX Forum” is a registered trademark of the WiMAX Forum. “WiMAX,” the WiMAX Forum logo, “WiMAXForum
Certified” and the WiMAX Forum Certified logo are trademarks of the WiMAX Forum.

“Alvarion” “BreezeMAX” and “4Motion” are the registered trademarks of Alvarion Ltd.
“OPEN” is the trademark of Alvarion Ltd.

All other companies’ names, products, services may be the properties of their respective owners.